UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C., 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER TO RULE 13A or 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of: March 2016    File No.: 001-31891

TransGlobe Energy Corporation

(Translation of Registrant’s Name into English)

#2300, 250 – 5th Street S.W., Calgary, AB T2P 0R4

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20F or Form 40F

Form 20F [ ]        Form 40F [ X ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]    No [ X ]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with rule 12g-3-2(b): 82 - _____________.

FORM 6K    Page 2

Submitted herewith:

(1)    Form 27 - Material Change - Press release dated March 9, 2016 -
Summary of material change: On March 8, 2016, the Board of Directors of TransGlobe resolved to suspend TransGlobe's $0.025 per share quarterly cash dividend.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TransGlobe Energy Corporation
(Registrant)

Date: March 29, 2016	/s/ Randy Neely
Randy Neely
Vice President Finance & CFO